

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Alan I. Edrick
Chief Financial Officer
OSI SYSTEMS INC
12525 Chadron Avenue
Hawthorne, CA 90250

> **Re: OSI SYSTEMS INC**
> **Form 10-K for the Fiscal Year Ended June 30, 2020**
> **Filed August 21, 2020**
> **Form 10-Q for the Period Ended December 31, 2020**
> **Filed January 29, 2021**
> **File No. 000-23125**

Dear Mr. Edrick:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2020

Note 15. Segment Information, page F-39

1.   We note the disaggregated revenue disclosures presented. In light of the significance of service revenues to total revenues and noting that your services are provided by each of your segments, please tell us what consideration was given to also separately disclosing product revenue and service revenue by segment, as well as similar disclosures on 'point-in-time' versus 'over time' revenues. Tell us how you considered the guidance in ASC 606-10-50-5 through 7 and ASC 606-10-55-89 through 91 in reaching your conclusion.

Form 10-Q for the Period Ended December 31, 2020

Note 11. Income Taxes, page 22

2.   We note that you present in this note an effective tax rate excluding the impact of discrete tax items, which appears to be a non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K which prohibits you from presenting non-GAAP measures on the face of or in the notes to your financial statements, and revise future filings to comply. Also, revise your similar disclosures on page 27 in MD&A to provide all disclosures required by Item 10(e) of Regulation S-K.

Results of Operations, page 26

3.   We note your discussion of gross profit only addresses the impact of increased or decreased revenues. Given the significant changes we note in your cost of goods sold in the reported periods, in order to assist an investor's understanding, please revise future filings to also address the impact of changes in your cost of goods sold on your gross profit. Separately quantify and discuss factors responsible for changes in cost of goods sold, including the impact of material variances in components that offset each other within periods. Please consider providing a similar discussion at the segment level. Refer to FR-72.

4.   Please revise the discussion of your results of operations throughout your future filings to not only highlight the reasons for the changes in your income statement line items but to also quantify the impact of each material factor on your results and to describe the reasons underlying each change, including the impact of material variances in components that offset each other within line items. Also, in your future discussions avoid terms such as "primarily" or "partially offset". Refer to FR-72.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Effie Simpson at (202) 551-3346 or Martin James, Senior Advisor, at (202) 551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing